For Immediate Release

Sears Canada Liquidation Sales in Closing Stores Begin Friday

•	Hilco Global, Gordon Brothers, Tiger Capital Group and Great American Group to Liquidate All Inventory at Stores Slated to Close

•	Sears Hometown Store Closing Sales to be Conducted by Local Owners

Toronto, ON, July 21, 2017 - Sears Canada Inc. (“Sears Canada” or the “Company”) announced today that a joint venture (“JV”) group formed among Hilco Global (through its Canadian division, Merchant Retail Solutions, ULC), Gordon Brothers, Tiger Capital Group and Great American Group, will begin operating liquidation sales today, Friday, July 21, 2017, at the stores previously announced by the retailer as closing, listed below. This announcement comes after Sears Canada obtained an Order from the Ontario Superior Court of Justice on Tuesday July 18, 2017 to liquidate 54 Stores (20 full-line, 15 Sears Home, 10 Outlet, and 9 Hometown locations).

Beginning today, customers can take advantage of fantastic savings of up to 50% off during the store liquidation event sales. Great deals will be available on all merchandise including brand name men’s and women’s apparel, children’s wear, footwear, bed and bath, home décor, fitness and recreation, toys, furniture, mattresses, major appliances, hardware, luggage and more.

Sears Canada full-line stores, Sears Home stores and Sears Outlet stores participating will immediately begin to feature DEEP DISCOUNTS from 20% to 50% off of a variety of products from Sears own brands, including Kenmore, in addition to well-known national and designer brands.

A spokesperson for the JV group managing the sale process, Gary Epstein said, "We encourage consumers to shop early to take advantage of the best selection of products and great savings available throughout the stores while supplies last.” The JV Group also indicated that select fixtures, furnishings and equipment in the closing stores will also be for sale. He also indicated that Sears Canada gift cards will be honoured throughout the sale.

The JV group, which has been appointed to operate the store liquidation process, has significant experience in Canada having operated several recent events for other retailers in Canada including Target Stores, Express, and BCBG.

Additional Information: Sears Canada and certain of its subsidiaries were granted an Initial Order and protection under the CCAA on June 22, 2017. Copies of the Company’s motion materials and other court documents are available on the Monitor’s website: http://cfcanada.fticonsulting.com/searscanada. Information regarding the CCAA process may also be obtained by calling the Monitor’s hotline at 416-649-8113 or 1-855-649-8113 (toll free), or by email at searscanada@fticonsulting.com. Sears Canada will continue to provide updates regarding its restructuring as developments warrant.

Liquidation Sales Start July 21, 2017 at the following locations:

Sears Full-Line	Outlet	Sears Home	Sears Hometown
Medicine Hat, AB	Abbotsford, BC	Calgary, Glendeer Circle, AB	Spruce Grove, AB
Grande Prairie, AB	Winnipeg Garden City, MB	Edmonton Skyview, AB	Fort McMurray, AB
Lloydminster, AB	Halifax Outlet, NS	Ancaster, ON	St. Albert, AB
Red Deer, AB	Cornwall, ON	Woodbridge, ON	Sherwood Park, AB
Kamloops, BC	Chatham, ON	London, ON	Okotoks, AB
Bathurst, NB	Cambridge, ON	Scarborough, ON	Cold Lake, AB
Saint John, NB	Timmins, ON	Kingston, ON	Orangeville, ON
Corner Brook, NL	St. Eustache, QC	Ottawa East, ON	Rimouski, QC
Truro, NS	Place Vertu, QC	Sudbury, ON	Rouyn Noranda, QC
Dartmouth, NS	Sorel, QC	Windsor, ON
Brockville, ON		Orillia, ON
Sault Ste. Marie, ON		St. Bruno, QC
Hull, QC		Laval, QC
Chicoutimi, QC		Quebec City, QC
St. Georges de Beauce, QC		Ste. Foy, QC
Alma, QC
Drummondville, QC
Regina, SK
Moose Jaw, SK
Prince Albert, SK

About Sears Canada: Sears Canada Inc. is an independent Canadian digital and store-based retailer and technology company whose head office is based in Toronto. Sears Canada's unique brand format offers premium quality Sears Label products, designed and sourced by Sears Canada, and of-the-moment fashion and home décor from designer labels in The Cut @ Sears. Sears Canada also has a top ranked appliance and mattress business in Canada. Sears Canada is undergoing a reinvention, including new customer experiences at every touchpoint, a new e-commerce platform, new store concepts, and a new set of customer service principles designed to deliver WOW experiences to customers. Information can be found at sears.ca/reinvention. Sears Canada operates as a separate entity from its U.S.- based co-founder, now known as Sears Holdings Corp., based in Illinois.

About Hilco Global - Merchant Retail Solutions, ULC: Merchant Retail Solutions, ULC is a Canadian division of Hilco Global (www.hilcoglobal.com) which provides a wide range of analytical, advisory, asset monetization, and capital investment services to help define and execute a retailer’s strategic initiatives. The firm’s activities fall into several principal categories including acquisitions; disposition of underperforming stores; retail company or division wind downs; event sales to convert unwanted assets into working capital; interim company, division or store management teams; loss prevention; and, the monetization of furniture, fixtures and equipment. Hilco Global, is one of the world’s leading authorities on maximizing the value of business assets by delivering valuation, monetization and advisory solutions. Hilco Global operates twenty specialized business units around the world.

About Gordon Brothers: Since 1903, Gordon Brothers (www.gordonbrothers.com) has helped lenders, operating executives, advisors, and investors move forward through change. The firm brings a powerful combination of expertise and capital to clients, developing customized solutions on an integrated or standalone basis across four service areas: valuations, dispositions, operations, and investments. Whether to fuel growth or facilitate strategic consolidation, Gordon Brothers partners with companies in the retail, commercial, and industrial sectors to put assets to their highest and best use. Gordon Brothers conducts more than $70 billion worth of dispositions and appraisals annually. Gordon Brothers is headquartered in Boston, with 25 offices across four continents.

About Tiger Capital Group, LLC: Tiger Capital Group and its affiliates provide asset valuation, advisory and disposition services to a broad range of retail, wholesale, and industrial clients. With over 40 years of experience and significant financial backing, Tiger offers a uniquely nimble combination of expertise, innovation and financial resources to drive results. Tiger's seasoned professionals help clients identify the underlying value of assets, monitor asset risk factors and, when needed, provide capital or convert assets to capital quickly and decisively. Tiger's collaborative, straight-forward approach is the foundation for its many long-term 'partner' relationships and decades of success. Tiger maintains domestic offices in New York, Los Angeles, Boston, Chicago, and San Francisco, and international offices in Sydney, Perth, Melbourne and Brisbane, Australia. To learn more about Tiger, please visit www.TigerGroup.com.

About Great American Group: Great American Group, LLC is a leading provider of asset disposition, advisory and valuation services and a wholly-owned subsidiary of B. Riley Financial, Inc. (NASDAQ: RILY). Great American Group efficiently deploys resources with sector expertise to assist companies, lenders, capital providers, private equity investors and professional services firms in maximizing the value of their assets. To learn more about Great American Group, please visit www.greatamerican.com.

Forward Looking Information

Certain matters set forth in this news release, including but not limited to statements with respect to the CCAA application and proceedings, the restructuring and the sale and investment solicitation process, and the Sears Canada Group’s ability to meet its obligations are forward looking. These forward-looking statements reflect management’s current views and are based on certain assumptions, including assumptions as to future operating conditions and courses of action, restructuring alternatives, economic conditions, and other factors that management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including the risk that the restructuring may be protracted as well as those risks and uncertainties identified under the heading “Risks and Uncertainties” in Sears Canada’s management’s discussion and analysis for the 52-week period ended January 28, 2017, and for the 13-week period ended April 29, 2017, available at www.sedar.com. These forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances.

For more information regarding the Store Closing Sales:

Media Contact:

Gary Epstein
EVP Chief Marketing Officer
Hilco Global
(847) 418-2712
gepstein@hilcoglobal.com

For more information regarding the Sears Canada Restructuring

Enquiries for the Monitor may be directed to:

FTI Consulting:

Telephone:    416.649.8113
Toll Free:    1 855-649-8113
Email:        searscanada@fticonsulting.com
Web:        http://cfcanada.fticonsulting.com/searscanada.

Sears Media contact:

Joel Shaffer                Peter Block
416-649-8006                416-649-8008
jshaffer@longviewcomms.ca        pblock@longviewcomms.ca